Reply to: Victor S. Dudas Direct Tel: 604.891.7786 Email: vzd@cwilson.com File No: 27583-0001

MAY 28, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

USA

Attention:	Tia L. Jenkins, Senior Assistant Chief Accountant Office of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:

Re:Replicel Life Sciences, Inc. (the “Company”) Form 20-F for the Year Ended December 31, 2013 Filed March 18, 2014 Response Dated April 16, 2015 File No. 000-50112

We write in response to your letter of May 5, 2015 to David Hall, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

Response to Comments

Form 20-F for the Year Ended December 31, 2013

Notes to the Consolidated Financial Statements, page 8

9. Licensing Revenue, page 26

1.
In your response to comment 1, you state, in part, that you view all of the obligations under Article 2 after the Technology Transfer as immaterial, inconsequential and perfunctory. You also state that you have no obligation to conduct any future development or provide any future services other than attending meetings (two per year) of the Joint Steering Committee (“JSC”), which the Company considers an insignificant and immaterial obligation under the Agreement; and that the JSC is merely a forum that allows the parties to come to future agreements. Please further explain the basis for your conclusion that you have no other obligations under Section 2.2 (Collaboration) and 2.3 (JSC), and that the JSC is merely a forum that allows the parties to come to future agreements. In this regard, it appears that the sub-sections under Section 2.2 and 2.3 include certain requirements of the Company and any failure by the Company to perform under these subsections may result in a material breach under Section 7.2. In addition, the JSC’s oversight requirement would appear to be a significant factor in the future success of the Joint Development of the Collaboration Product.

In general, the Company does not view any of the remaining obligations under Sections 2.2 and 2.3 of the Collaboration and Technology Transfer Agreement (the “Agreement”) dated July 9, 2013 between the Company and Shiseido as creating any significant obligations and does not require the Company to proactively do anything other than attend meetings of the JSC. If the Company does not advance the technology or conduct any further clinical trials, its only obligation under the Agreement is to attend two meetings of the JSC a year.  The Company is not obligated to conduct any future innovation of the product as collaboration involves only disclosure and discussion of future trials information and related documentation.

As stated in the previous response letter, Section 2.2 of the Agreement only contemplates “disclosure and discussion” of future clinical trials and documentation. Section 2.2 of the Agreement does not require the Company to conduct any clinical trials or produce any documentation. Since the Company will have to document and disclose any of its results for other regulatory purposes, the Company does not consider this to be a significant or burdensome obligation.

Section 2.3 of the Agreement establishes the JSC and makes it clear that Shiseido is responsible for: (1) establishing a manufacturing facility, (2) developing the product, (3) seeking, obtaining and maintaining regulatory approval and (4) commercializing the product.  In practice, the JSC’s role has been primarily to allow the parties to discuss the overall progress of each of the parties’ testing and validation results. The JSC has not made any formal decisions and Shiseido remains wholly responsible for obtaining regulatory approval for the technology.   As a result, the Company does not believe that the JSC’s oversight will be a significant factor with respect to Shiseido carrying out its obligations under the Agreement.  Shiseido does not require the oversight of the Company to carry out its obligations as Shiseido received the expertise required to obtain regulatory approval for the technology during the Technology Transfer.

Neither party can impose any obligations on the other through the JSC as the JSC requires both parties to agree on all matters. That is why the Company views the JSC as a forum to allow the parties to come to future agreements.

Section 7.2 of the Agreement requires a material breach of a party’s obligations in order for a party to the Agreement to rely on this section for termination of the Agreement. Since it remains the Company’s position that Section 2.2 and 2.3 of the Agreement do not impose material obligations on the Company, the Company does not view a breach of Section 2.2 and Section 2.3 as entitling Shiseido to rely on Section 7.2 to terminate the Agreement.

2.
You state in response to comment 1 that after the Technology Transfer, Shiseido did not need to make any further developments to the technology, and the only remaining step in order to commercialize the technology was to obtain regulatory approval in the Shiseido Territory. We also note in your response to comment 3 that all improvements to the Transfer Technology since the completion of the Technology Transfer have been produced by Shiseido and shared with the Company. You further state that those subsequent improvements included (1) the classification of the components used in RCH-01 (which is a major issue with cell based therapies as they use living cells) and (2) the manufacturing process which includes the use of newly available commercial media inputs. Please clarify your statement that Shiseido did not need to make any further developments after the Technology Transfer given Shiseido’s actual improvements after the transfer that you describe in your response.

Shiseido did not need to make any further developments to the technology in order to commercialize it, but in the course of the testing and validation process during the Technology Transfer, Shiseido realized that it could make several changes to optimize the process involved with the technology. These improvements were not necessary to commercialize the technology. These improvements were identified and completed by Shiseido without the Company’s involvement, which reinforces that Shiseido has the right to develop the technology as it chooses. These improvements are minor changes to the process and neither the Company nor Shiseido views such changes as improvements to the technology itself.

If any further improvements were required to the technology prior to it being ready for commercialization, then Shiseido would have insisted that the Agreement contain provisions to provide that such improvements be made by the Company. In other words, Shiseido would have insisted that the Agreement contain provisions to ensure that any “gaps” in the technology be “filled” by the Company.

3.
We note in your response to comment 3 that all improvements to the Transfer Technology since the completion of the Technology Transfer have been produced by Shiseido and shared with the Company. We further note the disclosure in your December 31, 2014 Form 20-F that states the fiscal 2014 increase in research and development expenses was partly attributable to improvements in the cell replication process for RCH-01 in preparation for your submission to regulatory authorities (page 21). Please reconcile your response to your Form 20-F disclosures. Please also describe to us in sufficient detail and in plain English the RCH-01 improvements made by the Company in 2014, and quantify the amount of related research and development expenditures incurred.

In the course of preparing for clinical trials of the RCH-01 product, the Company is working on minor improvements to the cell replication process. In 2014, the Company worked on developing a serum-free growth medium in order to eliminate the dependence on a supply of fetal calf serum, as there are limited producers of such serum, which development, if successful, would be applicable to several of the Company’s products. The Company has no obligation to share any such improvements with Shiseido but intends to as it is in its commercial interest to do so.  There are no research activities being conducted by the Company which focussed on delivering anything to Shiseido.

The Company does not segregate its research and development expenses for each of its products as each of its researchers work on all of the products and some of the research being conducted would be applicable and beneficial to each of its products. It is not practical to segregate its research and development expenses at this time.

4.
We note in your response to comment 2 that the definition of Transfer Technology does not require the Company to continue to transfer improvements made by the Company after the Technology Transfer has occurred. We further note the disclosure in your December 31, 2014 Form 20-F that states you anticipate the collaborative technology transfer will continue between the companies as any new improvements to the RCH-01 technology are developed by either party (page 18). Please reconcile your response to your Form 20-F disclosure. Also tell us whether the Company’s fiscal 2014 improvements in the cell replication process for RCH-01 were transferred to Shiseido pursuant to the agreement and, if so, tell us the negotiated details and terms of such assignment as you describe in response to comment 2.

Our previous responses provide the reasons why the Company believes it is not required to transfer any Improvements (as defined in the Agreement) that it makes independently (i.e. not in collaboration with Shiseido). However, it currently makes commercial and business sense for the Company and Shiseido to collaborate and they have been sharing data on a continuous basis. The current collaboration consists merely of the exchange of information between the parties.  The disclosure in the Form 20-F intended to convey that the Company and Shiseido will continue share information as they independently conduct any development or clinical trials related to the technology. The Company is currently investigating potential improvements to the process and the technology but no such improvements have been completed or finalized. The Company has not completed any such improvements from a technical perspective and, when and if any such improvements are completed, the Company will determine the business terms of assigning and licensing such improvements to Shiseido.

As stated above, since the Company did not finalize any improvements to the cell replication process in 2014, nothing was transferred to Shiseido pursuant to the Agreement.  Accordingly, there was no assignment that needed to be negotiated.

5.
We note in Section 2.2.1 of the Agreement that “[f]or the purpose of this Section 2.2 collaboration shall include, amongst other things, disclosure and discussion of future clinical trials information and related documentation in relation to Collaboration Products.” We also note from your response to comment 1 that “[t]he provisions regarding collaboration (including Section 2.2.1) do provide that the parties will collaborate with each other but it does not provide any specifics regarding the collaboration.” Please tell us why you believe that disclosure and discussion of future clinical trials information and related documentation in relation to Collaboration Products are not specifics. Also tell us why you believe that the agreement must include specifics regarding the collaboration in order to create a significant obligation to the Company. In addition, also tell us whether the failure to disclose and discuss future clinical trials information and related documentation in relations to Collaboration Products with Shiseido would result in a material breach under Section 7.2.

The Company does not view the collaboration requirements as providing specifics because it only requires the Company to share information in the event the Company conducts future clinical trials. There are no specific requirements for the Company to further develop the technology, or conduct any clinical trials and there are no milestones for the Company to achieve. This is in contrast to the specific details regarding the Technology Transfer (as defined in the Agreement).

The mere disclosure of information regarding clinical trials is not a burdensome obligation on the Company as it will be required to disclose such information for regulatory and other purposes in any event.  This is why the Company considers it to be an insignificant obligation on the Company.

The lack of specifics in the Agreement only demonstrates the intent of the parties that they thought the obligations were insignificant compared to the obligations regarding the Technology Transfer (as defined in the Agreement). Similarly, if Shiseido was concerned about joint development of the Collaboration Product, then Shiseido would have insisted on further provisions in the Agreement outlining each of the parties obligations in that regard. The lack of provisions reinforces the parties intent that there is no obligation (other than discussion and disclosure) to jointly develop the product.

As stated above, Section 7.2 of the Agreement requires a material breach of the Company’s obligations for a party to the Agreement to rely on this section for termination of the Agreement.  The Company believes that since the obligations in Section 2.2 of the Agreement are insignificant, a failure to disclose such information would not be a material breach and would not enable Shiseido to rely on that section for termination of the Agreement.

Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas

VZD/vzd

cc:      Replicel Life Sciences, Inc.
          Attn: David Hall